

January 27, 2023

Ajay Kataria
Chief Financial Officer
Utz Brands, Inc.
900 High Street
Hanover, PA 17331

> **Re: Utz Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2022**
> **Form 8-K furnished November 10, 2022**
> **File No. 001-38686**

Dear Ajay Kataria:

We have reviewed your January 17, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 3, 2023 letter.

Form 8-K furnished November 10, 2022

Exhibit 99.1, page 1

1. We note your response to prior comment one. By definition non-GAAP measures are numerical measures of historical or future financial performance, financial position, or cash flow that exclude amounts included in, or include amounts excluded from, the most directly comparable GAAP measure. As synergies are projections and not historical results they do not comply with the definition or related requirements. Additionally such adjustments render the measure more akin to pro forma like amounts but are not calculated in accordance with Article 11 of Regulation S-X. Please revise to remove acquisition synergies from your non-GAAP measure.

You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing